Exhibit 99.1

BELLATRIX EXPLORATION LTD.

Report in Respect of Voting Results Pursuant to Section 11.3 of

National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the special meeting (the "Meeting") of the holders of common shares of Bellatrix Exploration Ltd. ("Bellatrix") held on December 10, 2013 the following sets forth a brief description of each matter voted upon at such Meeting and the outcome of the vote:

Description of Matter	Outcome of Vote	Votes For (ballots only)	Votes Against or Withheld (ballots only)
1. Ordinary resolution approving the issuance of up to 32,162,986 common shares of Bellatrix in connection with the acquisition of the outstanding common shares of Angle Energy Inc. ("Angle") pursuant to a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) involving Angle, the holders of Angle common shares, the holders of Angle Debentures (as defined below), Angle Resources Inc., Angle Energy Partnership and Bellatrix (the "Arrangement"), pursuant to the terms of an arrangement agreement between Angle and Bellatrix dated October 15, 2013, and, if the outstanding 5.75% convertible unsecured subordinated debentures of Angle due January 31, 2016 (the "Angle Debentures") are not acquired by Bellatrix pursuant to the Arrangement and are outstanding after the effective time of the Arrangement, up to 1,765,350 common shares of Bellatrix on conversion of the outstanding Angle Debentures after such effective time.	Resolution approved	N/A(1)	N/A(1)

Note:

(1)	Vote was conducted by show of hands.

Dated at Calgary, Alberta this 10th day of December, 2013.

BELLATRIX EXPLORATION LTD.
Per:	(signed) "John H. Cuthbertson"
John H. Cuthbertson Corporate Secretary